My Local Token powered by Traipse
The Currency of the Shop Local Movement

A comprehensive platform for local transactions, merchant loyalty programs, community organizations, and events.

Although resilient local-scale economies are more important than ever in volatile times, **it's increasingly tough for independent merchants and historic business districts** to stay afloat. The local tourism and business development organizations that promote them have few effective or quantifiable tools.

My Local Token (MLT) will replace disposable gift cards and antiquated loyalty programs with a blockchain-powered payments ecosystem, sponsored by a local implementation partner and running on a digital platform administered by Traipse. The currency may be accepted by participating independent merchants at point-of-sale or as a charitable contribution to local organizations.

Revenue is generated by:
- 3-year implementation contracts with local tourism and business development partners
- individual merchant loyalty programs
- add-on gamified tour content development for existing Traipse app
- MLT "complementor" agreements with partner companies/ organizations who can use MLT as their own incentive structure.

These are the clients we've already been working with –
we know their **motivations**, we know their **budgets**, we know how to **provide value** to them.

MLT will operate as a virtual currency staked to a blockchain-based utility token convertible to USD via a stablecoin, ensuring predictable exchange.

The **competitive landscape** includes:
- POS Payment Processors
- Digital Loyalty Programs
- Gift Card Providers
- Shop Local Sponsors
- Shop Local Directories

MLT uniquely combines new payments technology with a social impact/small business focus, a multi-community ecosystem involving local partners, and complementors to ensure adoption.

Soon we'll be iterating MLT designs with focus groups of users and merchants in a test market in partnership with the Staunton (Va.) Downtown Development Association and Virginia Main Streets (Va. Dept. of Housing and Community Development).

We need your support to unlock the full potential of Main Street!



Darren Smith, Traipse Founder/CEO
darren@traipse.co - 540.999.1395

We are raising up to $950,000 in seed investment capital to build the MLT app and build out our team. We offer:
- Preferred shares in a priced stock round with phased valuation cap
- A target annual dividend of 5%
- Put (cash-out) and call (buy-back) options at Board discretion
- Following on a $202,500 pre-seed convertible debt round in 2017, currently with 100% founder ownership

We project profitability in 2023 on $1.1 million in revenue, tapping a:
- $90 million potential client market (from total annual local tourism/econ. development spending of ~$14 billion)
- $54 million local merchant loyalty program market
- $150 million gift card/credit sales market

Our team features expertise in:
- urban planning
- economic development
- digital marketing
- geolocation gaming
- database systems
- app development

Our advisers include:
- global expert on digital platforms and ecosystems
- Wharton emeritus prof. of mgmt.
- community credit union exec.
- former Tech VP at Tinder

From multiple angles, everyday transactions are being revolutionized by new technology. We're carving out a space for that progress to benefit small business rather than further tip the playing field against it.

mylocaltoken.org

